Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

GRANT OF RESTRICTED SHARE UNITS

PURSUANT TO THE 2021 SHARE INCENTIVE PLAN

Pursuant to Rules 17.06A, 17.06B and 17.06C of the Hong Kong Listing Rules, the Board announces that on March 20, 2025, the Company granted an aggregate of 5,232,411 RSUs to certain employee participants in accordance with the terms of the 2021 Share Incentive Plan and subject to acceptance, representing 5,232,411 underlying Shares (approximately 348,827 ADSs, as rounded down to the nearest whole ADS) and approximately 0.14% of the total issued Shares of the Company in issue as at the date of this announcement.

Details of Grant of RSUs

Date of Grant:	March 20, 2025

Total number of RSUs granted:	5,232,411 RSUs granted to 560 employees of the Group (including the Director Grantee and two senior management members)

Number of underlying Shares or ADSs:	5,232,411 Shares or approximately 348,827 ADSs (as rounded down to the nearest whole ADS)

Purchase price:	US$0.01 per Share

Closing price of the Shares on the date of the Grant:	HK$9.38 per Share, for Shares traded on the Stock Exchange on March 20, 2025 (Hong Kong time)

US$18.44 per ADS, for ADSs traded on the Nasdaq Global Select Market on March 19, 2025 (U.S. Eastern Time), being the trading day immediately preceding the date of Grant

Vesting period:	5,232,411 RSUs granted to eligible employees (including the Director Grantee and two senior management members) shall fully vest on the Grant Date.

These RSUs are granted based on commended performance of relevant grantees during the past 12 months as appraised by the human resources department of the Company as designated by Compensation Committee as justifiable to receive additional awards with shorter vesting period for retention purpose, pursuant to the terms of 2021 Share Incentive Plan and Rule 17.03F of the Hong Kong Listing Rules.

Performance target:	The vesting of RSUs under the Grants is not subject to any performance target.

Clawback mechanism:	In the event that:

(a)	a Grantee ceases to be a selected participant by reason of (i) the termination of his/her employment or contractual engagement with the Group for cause or without notice, (ii) termination of his/her employment or contractual engagement with the Group as a result of he/she having been convicted of a criminal offence involving his/her integrity or honesty, (iii) termination of his/her employment or contractual engagement with the Group as a result of he/ she having received a regulatory or administrative penalty by a competent authority; or

(b)	in the reasonable opinion of the Board, a Grantee has engaged in serious misconduct or breaches the terms of the 2021 Share Incentive Plan in any material respect,

then the Board may make a determination at its absolute discretion that: (A) any awards issued but not yet exercised shall immediately lapse, regardless of whether such awards have vested or not, and (B) with respect to any Shares issued to the grantee pursuant to any awards granted under the 2021 Share Incentive Plan, the Grantee shall be required to transfer back to the Company or its nominee (1) the equivalent number of Shares, (2) an amount in cash equal to the market value of such Shares, or (3) a combination of (1) and (2).

Arrangement for the	None
Group to provide
financial assistance
to a grantee to
facilitate the
purchase of Shares:

Among the total of 5,232,411 RSUs granted, (i) 33,878 RSUs were granted to the Director Grantee as approved by the independent non-executive Directors pursuant to Rule 17.04(1) of the Hong Kong Listing Rules, and (ii) 674,847 RSUs were granted to two senior management members of the Company. The Compensation Committee has approved the grants to the Director Grantee and such two senior management members and that all such grants are (i) with a vesting period shorter than 12 months, and (ii) without any performance target attached thereto. In giving its opinion, the Compensation Committee has considered that such grants (i) form part of the relevant personnel’s respective remuneration package, (ii) are for recognition of such personnel’s past performance which should allow them to benefit from the business success they have been helping to create, (iii) are beneficial for linking their personal interests with those of the Company, motivating them to continue contributing towards the Company’s development, and (iv) these grants are in line with the purpose of the 2021 Share Incentive Plan.

Save as disclosed in this announcement, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, none of the Grantees is (i) a Director, a chief executive, a substantial shareholder of the Company, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Hong Kong Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the total issued Shares (excluding treasury shares, if any). None of the Grants will be subject to approval by the Shareholders.

As at the date of this announcement, subsequent to the Grants, 89,408,414 underlying Shares will be available for future grants under the Scheme Mandate Limit, and 38,052,848 underlying Shares will be available for future grants under the Service Provider Sublimit.

Reasons for and Benefits of the Grant of RSUs

The purpose of the Grants is to (i) promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders; and (ii) provide flexibility to the Company in its ability to motivate, attract, and retain the services of the directors and employees of the Group, upon whose judgment, interest and special effort the successful conduct of the Company’s operation is largely dependent. It is considered that the Grants will provide incentives to the employees of the Group to further contribute to the Group and to align their interests with the best interests of the Company and the Shareholders as a whole.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“2021 Share Incentive Plan”	the share incentive plan of the Company adopted on November 15, 2021, as amended from time to time with the latest amendments being made on December 20, 2022;

“ADS(s)”	American Depositary Shares, each representing 15 Shares;

“associate(s)”	shall have the meaning ascribed to it under the Hong Kong Listing Rules;

“Board”	the board of Directors;

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADS(s) of which were listed on the Nasdaq Global Market in May 2020 and the ordinary Shares of which were listed on the Main Board of the Stock Exchange in December 2022;

“Compensation Committee”	the compensation committee of the Board;

“Director(s)”	the director(s)of the Company;

“Director Grantee”	Mr. He Haijian, an executive Director, who was granted with 33,878 RSUs under the 2021 Share Incentive Plan on March 20, 2025;

“Grant(s)”	the grant of an aggregate of 5,232,411 RSUs to 560 Grantees in accordance with the terms of the 2021 Share Incentive Plan on March 20, 2025;

“Grantee(s)”	560 employees (including the Director Grantee and two senior management members) who were granted with a total of 5,232,411 RSUs under the 2021 Share Incentive Plan on March 20, 2025;

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time;

“RSU(s)”	restricted share units;

“Scheme Mandate Limit”	the limit on total number of Share which may be issued upon the exercise of all awards and options that may be granted pursuant to the 2021 Share Incentive Plan and any other share schemes of the Company in aggregate, which shall not exceed ten percent (10%) of the total number of Shares in issue immediately upon the listing of the Shares on the Stock Exchange, being 380,528,480 Shares;

“Service Provider Sublimit”	a sublimit under the Scheme Mandate Limit of Share which may be issued upon the exercise of all awards and options that may be granted to service provider participants pursuant to the 2021 Share Incentive Plan and any other share schemes of the Company in aggregate, which shall not exceed one percent (1%) of the total number of Shares in issue immediately upon the listing of the Shares on the Stock Exchange, being 38,052,848 Shares;

“Share(s)”	ordinary share(s)in the share capital of the Company with a par value of US$0.001 each;

“Shareholder(s)”	the holder(s)of the Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary” or “subsidiaries”	shall have the meaning ascribed to it under the Hong Kong Listing Rules;

“US$”	United States dollars, the lawful currency of the United States;

“%”	per cent.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, March 20, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.